UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                     Heritage Bancorp, Inc.
                        (Name of Issuer)

                  Common Stock ($5.00 Par Value)
                 (Title of Class of Securities)

                           426915 10 4
                         (CUSIP Number)

   Jeffrey P. Waldron, Esquire, Stevens & Lee, 111 North Sixth
     Street, Reading, Pennsylvania  19603      (610-478-2000)
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        November 18, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP NO. 426915 10 4

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          BCB Financial Services Corporation
          IRS Identification No.:  23-2444807

2.   Check the appropriate box is a member of a group  (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds
          BK   AF   WC
5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power
               947,041

8.   Shared Voting Power
               0

9.   Sole Dispositive Power
               947,041

10.  Shared Dispositive Power
               0

11.  Aggregate amount beneficially owned by each reporting person
          947,041

12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                    [ ]

13.  Percent of class represented by amount in row (11)
          16.6%

14.  Type of reporting person
          HC   CO
                          SCHEDULE 13D

ITEM 1.  Security and Issuer.

          This Schedule 13D relates to shares of common stock, $5.00 par value, of Heritage Bancorp, Inc. ("Heritage"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. The principal executive offices of Heritage are located at 120 South Centre Street, Pottsville,
Pennsylvania 17901.

ITEM 2.  Identity and Background.

          (a), (b), and (c). This Schedule 13D is filed by BCB Financial Services Corporation ("BCB"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. BCB is a holding company that owns all of the outstanding capital stock of Berks County Bank ("Berks County Bank"), a Pennsylvania-chartered bank. BCB's and Berks County Bank's principal executive offices are located at 400 Washington Street, Reading, Pennsylvania 19601.

          The name, business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer, director and controlling person of BCB are as follows:

                                             Present Principal
Name                  Business Address       Occupation or Employment
Harold C. Bossard     P.O. Box 415           Retired President of
                      Grandview Road            Bernville Bank, N.A.;
                      Bernville, PA 19506    Secretary of BCB and
                                                Berks County Bank

Edwards J. Edwards    E.J. Edwards Real      Real Estate Sales and
                        Estate & Appraisals     Appraisals, E. J.
                      607 Penn Avenue           Edwards Real Estate
                      West Reading, PA 19611

Lewis R. Frame, Jr.   Frame Group, Ltd.      Vice President, Frame
                      P.O. Box 58               Group, Ltd.
                      Suplee, PA  19371

Ivan H. Gordon        Gloray Company         Chairman, Gloray
                      P.O. Box 14685            Company
                      Reading, PA 19612-4685

Jeffrey W. Hayes      Hayes Construction,    President, Hayes
                        Inc.                    Construction, Inc.
                      850 N. Wyomissing Blvd.
                      Wyomissing, PA  19610

Alfred B. Mast        Mast & Moyer, Inc.     President, Mast and
                      1100 Berkshire Blvd.      Moyer, Inc.
                      P.O. Box 6366
                      Wyomissing, PA  19610

Nelson R. Oswald      Berks County Bank      President, Chief
                      400 Washington Street     Executive Officer
                      Reading, PA  19601        and Chairman of the
                                                Board of Directors of
                                                BCB and Berks County
                                                Bank

Wesley R. Pace        Air Compressor Services   Chairman of the Board,
                        Co.                       Air Compressor
                      613 Prison Road             Services Co.;
                      Leesport, PA  19533         President, Wesrock
                                                  Capital Co.;
                                                  Consultant

Floyd S. Weber        287 Panorama Drive        Partner, King's Potato
                      Denver, PA  17517           Chip Co. & King
                                                  Distributing Co.

Randall S. Weeber     Berkshire Real Estate     President, Weeber
                        Network                   Realtors; Realtor
                      965 Berkshire Boulevard     Sales Associate,
                      Wyomissing, PA  19610       Berkshire Real
                                                  Estate Network

Robert D. McHugh, Jr. Berks County Bank         Senior Vice President
                      400 Washington Street       and Treasurer of BCB
                      Reading, PA  19601          and Berks County
                                                  Bank


          (d) and (e).  Neither BCB nor any person identified in
Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f). Each natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

          The source of funds to be used by BCB in making a purchase of shares of common stock of Heritage, upon exercise of the Option (defined in Item 4 hereof), if and to the extent the Option is exercised, will be either cash on hand at BCB, dividends from Berks County Bank, a loan from an unaffiliated bank or other financial service company, or other borrowings. BCB has not made, as of the date hereof, any definitive plans or arrangements regarding the source of such funds.

          Assuming the number of shares of Heritage common stock outstanding remains unchanged from the number issued and outstanding on November 18, 1997 (i.e., 4,758,999 shares), the exercise of the Option in full, at an Option Price (defined in Item 4 hereof) of $22.875 per share, will result in the purchase of 947,041 shares for an aggregate purchase price of $21,663,563.

ITEM 4.  Purpose of Transaction.

          On November 18, 1997, BCB and Heritage entered into a Stock Option Agreement (the "Stock Option Agreement") in which Heritage granted to BCB the option (the "Option") to purchase, under certain circumstances, described in this Item 4, up to 947,041 shares of Heritage common stock at an exercise price per share (the "Option Price") equal to $22.875, subject to adjustment as set forth in the Stock Option Agreement. The Option was granted in connection with the execution by BCB and Heritage of a definitive Agreement and Plan of Consolidation dated November 18, 1997 (the "Agreement"), which is Exhibit 4.1 hereto and incorporated by reference herein. The Agreement provides for the consolidation (the "Consolidation") of BCB and Heritage into a new holding company (the "Holding Company") in accordance with the provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Upon consummation of the Consolidation, the registration of BCB and Heritage common stock under Section 12(g) of the Securities Exchange Act of 1934 will be terminated. After the Consolidation, Berks County Bank and Heritage National Bank, the wholly-owned subsidiary of Heritage ("Heritage Bank"), will each operate as a wholly-owned subsidiary of the Holding Company.

          BCB required Heritage to grant the Option as a condition to BCB entering into the Agreement for the purpose of
(i) providing some measure of compensation to BCB for loss of the benefits expected from the Consolidation and/or loss of the opportunity to explore other transactions while the Consolidation is pending, in the event that a third party acquires control of Heritage and (ii) increasing the likelihood that the Consolidation will be completed.

          Provided that (i) BCB shall not be, on the date of exercise, in material breach of the agreements or covenants contained in the Agreement, the Stock Option Agreement or the reciprocal Stock Option Agreement by and between Heritage and BCB, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect on the date of exercise, upon or after the occurrence of a Triggering Event (as such term is hereinafter defined) BCB may exercise the Option, in whole or in part, at any time or one or more times, from time to time; provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Date of the Consolidation, as provided in the Agreement, (B) termination of the Agreement in accordance with the terms thereof prior to the occurrence of a Triggering Event or a Preliminary Triggering Event (as such term is hereinafter defined), other than a termination of the Agreement pursuant to Section 6.01(d) thereof, unless in the case of termination by Heritage pursuant to
Section 6.01(d), such termination is as a result of a willful breach of the Agreement by Heritage (a termination pursuant to Section 6.01(d), except a termination by Heritage as a result of a willful breach by BCB, being referred to herein as a "Default Termination"), (C) 18 months after the termination of the Agreement by BCB or Heritage pursuant to a Default Termination, and (D) 18 months after termination of the Agreement (other than pursuant to a Default Termination) following the occurrence of a Triggering Event or a Preliminary Triggering Event; and provided, further, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable securities and banking laws.

          The term "Triggering Event" means the occurrence of any of the following events:

                    (i)  a person or group (as such terms are
     defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder), other than BCB or an affiliate of BCB, acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 25% or more of the then outstanding shares of common stock of Heritage (excluding any shares eligible to be reported on Schedule 13G of the Securities and Exchange Commission); or

                    (ii) a person or group, other than BCB or an affiliate of BCB, enters into an agreement or letter of intent or memorandum of understanding with Heritage or Heritage shall have authorized, recommended or publicly proposed, or publicly announced an intention to authorize, recommend or propose, such an agreement or letter of intent or memorandum of understanding, pursuant to which such person or group or any affiliate of such person or group would (i) merge or consolidate, or enter into any similar transaction, with Heritage, (ii) acquire all or substantially all of the assets or liabilities of Heritage or all or substantially all of the assets or liabilities of Heritage Bank (or any successor subsidiary), the wholly-owned subsidiary of Heritage, or (iii) acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 25% or more of the then outstanding shares of common stock of Heritage (excluding any shares eligible to be reported on Schedule 13G of the Securities and Exchange Commission) or the then outstanding shares of common stock of Heritage Bank.

          The term "Preliminary Triggering Event" means the occurrence of any of the following events:

                    (i)  a person or group (as such terms are
     defined in the Exchange Act and the rules and regulations thereunder), other than BCB or an affiliate of BCB, acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 10% or more of the then outstanding shares of common stock of Heritage (excluding any shares eligible to be reported on Schedule 13G of the Securities and Exchange Commission);

                    (ii) a person or group, other than BCB or an affiliate of BCB, publicly announces a bona fide proposal (including a written communication that is or becomes the subject of public disclosure) for (i) any merger, consolidation or acquisition of all or substantially all the assets or liabilities of Heritage or all or substantially all the assets or liabilities of Heritage Bank, or any other business combination involving Heritage or Heritage Bank, or
     (ii) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 10% or more of the then outstanding shares of Common Stock or the then outstanding shares of Common Stock of Heritage Bank (collectively, a "Proposal"), and thereafter, if such Proposal has not been Publicly Withdrawn (as such term is hereinafter defined) at least 30 days prior to the meeting of shareholders of Heritage called to vote on the Consolidation, Heritage's shareholders fail to approve the Consolidation by the vote required by applicable law at the meeting of shareholders called for such purpose or such meeting has been cancelled; or

                    (iii)  the Board of Directors of Heritage
     shall (A) exercise the right granted to it in clause (i) of the second sentence of Section 4.06 of the Agreement,
     (B) fail to recommend the Consolidation, (C) recommend an Acquisition Transaction (as defined in the Agreement) or
     (D) have withdrawn or modified in a manner adverse to BCB the recommendation of the Board of Directors of Heritage with respect to the Agreement and thereafter Heritage's shareholders fail to approve the Consolidation by the vote required by law at the meeting of shareholders called for such purpose or such meeting is not scheduled or is cancelled without the written consent of BCB; or

                    (iv) a person or group, other than BCB or an affiliate of BCB, makes a bona fide Proposal and thereafter, but before such Proposal has been Publicly Withdrawn, Heritage shall have breached any representation, warranty, covenant or obligation contained in the Agreement and such breach would entitle BCB to terminate the Agreement under
     Section 6.01(d) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Consolidation pursuant to the Agreement).

          The term "Publicly Withdrawn" means an unconditional bona fide withdrawal of the Proposal coupled with a public announcement of no further interest in pursuing such Proposal or in acquiring any controlling influence over Heritage or in soliciting or inducing any other person (other than BCB or an affiliate of BCB) to do so.

          The Stock Option Agreement provides that BCB may require, under certain circumstances, Heritage to repurchase the Option and all shares of common stock of Heritage purchased by Heritage pursuant to the Option on the terms and conditions set forth in the Stock Option Agreement.

          The Stock Option Agreement provides that it will terminate upon completion of the transactions contemplated by the Agreement.

          The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the text of such Stock Option Agreement which is Exhibit 4.2 hereto and incorporated by reference herein.

ITEM 5.  Interest in Securities of the Issuer.

          (a). Based on 4,758,999 shares of Heritage common stock outstanding on November 18, 1997, BCB may be deemed the beneficial owner, in the aggregate, of 947,041 shares of Heritage common stock which, though presently unissued, are issuable in accordance with the terms and conditions of the Option. These 947,041 shares would represent approximately 16.6% of shares of Heritage common stock outstanding upon issuance, assuming that no other shares are issued by Heritage, including shares issuable upon exercise of options outstanding for Heritage common stock. No other person identified in Item 2(a), (b) or (c) hereof is the beneficial owner of any shares of common stock of Heritage.

          (b). BCB will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Heritage common stock that BCB may acquire upon exercise of the Option.

          (c). There were no transactions in the common stock of Heritage effected by BCB or by any person identified in
Item 2(a), (b) or (c) hereof during the sixty days preceding the date of this Schedule 13D.

          (d). No person other than BCB has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock of Heritage that may be deemed beneficially owned by BCB on account of this Option.

          (e). Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except for the Agreement and the Stock Option Agreement, neither BCB nor any person identified in Item 2(a),
(b) or (c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Heritage, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.

          4.1  Agreement and Plan of Consolidation, dated
November 18, 1997, between BCB Financial Services Corporation and
Heritage Bancorp, Inc. (Incorporated herein by reference to Exhibit 2.1 to BCB's Current Report on Form 8-K dated
November 25, 1997).

          4.2 Stock Option Agreement, dated November 18, 1997, between BCB Financial Services Corporation and Heritage Bancorp,
Inc. (Attached as Exhibit 2 to the Agreement and Plan of
Consolidation, which is incorporated herein by reference to
Exhibit 2.1 to BCB's Current Report on Form 8-K dated
November 25, 1997).
                             Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 1997             BCB FINANCIAL SERVICES CORPORATION

                              By/s/ Nelson R. Oswald
                                   Nelson R. Oswald,
                                   President and Chief Executive
                                   Officer